

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

August 16, 2011

Via Email
Carissa L. Rodeheaver
Chief Financial Officer
First United Corporation
19 South Second Street
Oakland, Maryland 21550-0009

>   **Re: First United Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed March 9, 2011**
>   **Form 10-Q for Fiscal Quarter Ended**
>   **June 30, 2011**
>   **Filed August 11, 2011**
>   **File No. 0-14237**

Dear Ms. Rodeheaver:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Note 1 – Summary of Significant Accounting Policies, page 55

Interest and Fees on Loans, page 58

1. We note your disclosure on page 59 stating it is your general policy to discontinue the accrual of interest on loans when you believe that collection of principal or interest is doubtful.   Please clarify to us and in future filings disclose if it is also your policy to discontinue accruing interest on loans that are greater than 90 days past due.

Form 10-Q for fiscal quarter ended June 30, 2011

Management's Discussion and Analysis, page 34

Loan Portfolio, page 42

2. We note your disclosure on page 36 of your Form 10-K for fiscal year ended December 31, 2011, stating if an appraisal for an impaired loan is more than 18 months old, a new appraisal will be ordered. Please tell us why you believe an appraisal up to 18 months old is considered current given the current credit environment. Please tell us if you have any impaired loans with appraisals greater than 12 months old and if so, please provide us the following information for these impaired loans along with this information for your five largest impaired loans at December 31, 2010 and June 30, 2011 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

    *   when the loan was originated;
    *   when the loan became impaired;
    *   the underlying collateral supporting the loan;
    *   the amount of any charge-offs recognized for the loan, as applicable;
    *   the date and amount of the last appraisal obtained for the underlying collateral;
    *   the estimated fair value of the underlying collateral at December 31, 2010;
    *   if you applied a discount to the most recent appraised value, the discount applied and how it was determined; and
    *   any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

3. As a related matter, please tell us how and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs. Please tell us the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent

recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

Risk Elements of Loan Portfolio, page 43

4. We note your disclosures about your performing and non-accrual TDRs (restructured loans) and the movements of loans within and out of TDRs. Please tell us and revise future filings to address the following:
    - Disclose your policy for designating a TDR as performing or non-performing. Tell us how you determine that a loan has been restructured to be reasonably assured of repayment and performance according to the modified terms;
    - Disclose your policy for removing a loan from TDR classification;
    - Tell us whether you modified any loans that were not accounted for as a TDR. If so, tell us how you determined that these should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

Allowance for Loan Losses, page 44

5. We note that you recorded partial charge-offs of $4.3 million for two loans and $5.2 million for three loans in the acquisition and development portfolio, as of June 30, 2011 and December 30, 2010, respectively. Please tell us and revise future filings to disclose the following:
    - Describe your policy for charging off uncollectible financing receivables. Please refer to ASC 310-10-50-11B(b);
    - The triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;
    - How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing; and
    - Describe how partial charge-offs impact credit loss metrics and trends, especially the coverage ratio.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

                                        Sincerely,

                                        /s/ Amit Pande

                                        Amit Pande
                                        Accounting Branch Chief